UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the NiSource Benefits Committee and Participants of the NiSource Inc. Employee Stock Purchase Plan:
Merrillville, Indiana

We have audited the accompanying statements of financial condition of the NiSource Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2013 and 2012, and the statements of income and changes in plan equity for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
March 27, 2014

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

As of December 31,	2013	2012

ASSETS
Contributions receivable	$824,488	$594,610

LIABILITIES
Amounts payable for purchases of common shares	$824,488	$594,610
Plan equity	—	—
Total Liabilities and Plan Equity	$824,488	$594,610

Statements of Income and Changes in Plan Equity

Years Ended December 31,	2013	2012	2011

Plan Equity, Beginning of Year	$—	$—	$—

Increases (Decreases) during the year:
Employee contributions	2,817,903	1,829,388	1,251,324
Employer contributions	313,100	203,265	139,036
Purchases of common shares	(2,901,125)	(1,808,222)	(1,315,493)
Change in obligation to acquire common shares	(229,878)	(224,431)	(74,867)
Plan Equity, End of Year	$—	$—	$—

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

1.    Description of the Plan

The following brief description of the NiSource Inc. (“NiSource”) Employee Stock Purchase Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.    General. The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company's Board of Directors, and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by NiSource and amended to allow participation by eligible employees of NiSource and certain of its subsidiaries as designated by the Board of Directors of NiSource. The Plan continues to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase NiSource Inc. Common Shares (“Common Shares”) at less than the market price. Common shares for the Plan are issued directly from NiSource's authorized but unissued shares or treasury shares. On May 15, 2012, NiSource stockholders authorized increasing the number of shares available to issue under the Plan by 400,000. The aggregate number of shares available to issue under the Plan as of December 31, 2013 cannot exceed 339,553. Effective August 1, 2012, the Plan changed its trustee and record keeper from BNY Mellon Shareowner Services to Fidelity Investments. At such date, shares held by participants of the Plan were transferred from BNY Mellon Shareowner Services to a new brokerage account at Fidelity Investments. Any funds of the participants that had not yet been used to purchase shares were also transferred at such time and held until the next quarterly share purchase date.

B.    Plan Administration. The Corporate Secretary of NiSource is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. NiSource bears all the costs of administering and carrying out the Plan.

C.    Eligibility. Only active employees of NiSource, or any participating subsidiary, are eligible to participate in the Plan. Part-time employees whose customary employment is twenty hours or less per week and five months or less per calendar year, or employees whose customary employment is for less than six months in any calendar year are not eligible to participate. The number of active participants in the Plan as of December 31, 2013 and 2012 were 1,353 and 941, respectively. Employees who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of NiSource stock are not eligible to participate.

D.    Employee Contributions. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year. In addition to this limit, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of all shares measured from the first day of the respective savings period.

Eligible employees may enter the Plan by signing and delivering to NiSource Stockholder Services, an authorization for payroll deductions for the purchase of Common Shares. The authorization must state the amount to be deducted regularly from each paycheck, and becomes effective upon receipt by NiSource Stockholder Services. Payroll deductions begin in the first payroll period after the deduction information is processed by NiSource Stockholder Services. Payroll deductions can be changed by delivering a new authorization for payroll deductions to NiSource Stockholder Services.

For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable participating subsidiary for a participant's account under the Plan. The savings periods are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

Employee contributions represent the amount of payroll deductions used during the fiscal year to purchase Common Shares.

E.    Employer Contributions. Employer contributions are reflected as 10% of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common shares are purchased on the first day of the month following the end of the quarter in which the contributions were received.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

F.    Purchases of Common Shares. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period. For the years ended December 31, 2013, 2012, and 2011, the fair value of the Common Shares purchased was $2,901,125, $1,808,222, and $1,315,493, respectively. The number of shares purchased for the years ended December 31, 2013, 2012, and 2011 was 101,785, 73,397, and 66,960, respectively. Amounts payable for purchases of common shares represents employer and employee contributions withheld during the quarters ended December 31, 2013 and 2012 that will settle on the first day of the month following the end of the quarter.

G.    Refunds and Withdrawals. A participant who does not wish to purchase Common Shares in any savings period must give written notice to NiSource Stockholder Services at least seven business days prior to the last payday in that savings period. In such event, all funds credited to the participant's account will be returned as soon as practicable and no further payroll deductions will be made. To resume payroll deductions, a participant must complete and file a new authorization for payroll deduction described in Note 1D. The participant or his or her legal representative will also have shares held in his or her Plan account transferred to a registered stockholder account at Fidelity Investments, or at his or her request, receive a check for the cash value of such Common Shares. The participant will also receive a check for any fractional share held in his or her account. The cash value of Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.

H.    Termination of Participation. Participation in the Plan terminates if the participant's employment with NiSource and a participating subsidiary is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. The participant or his or her legal representative will also have shares held in his or her Plan account transferred to a registered stockholder account at Fidelity Investments, or at his or her request, receive a check for the cash value of such Common Shares. The participant or his or her legal representative will also receive a check for the cash and any fractional share held in his or her account. The cash value of the Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.

2.    Summary of Significant Accounting Policies

A.    Contributions. Contributions receivable represents amounts due from employer and employee as of December 31, 2013 and 2012, under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased. Common shares are purchased on the first day of the month following the end of the quarter in which the contributions were received.

B.    Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

C.    Administrative Expenses. Administrative expenses of the Plan are paid by NiSource.

3.    Income Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan, however, does intend to comply with Sections 421 and 423 of the Internal Revenue Code of 1986, as amended. Accordingly, no federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, federal income tax considerations differ, depending on the length of time the shares were held. A participant agrees to notify NiSource if he or she disposes of any Common Shares purchased under the Plan within two years after the purchase date. Any dividends received by a participant should be reported as taxable income.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

4.    Termination or Amendment of Plan

NiSource reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any savings period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant's account, if any, a certificate for all full Common Shares held in the participant's account and the cash value of any fractional share shall be distributed promptly to the participant.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Secretary of NiSource Inc., who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc. Employee Stock Purchase Plan
(Name of Plan)

Date: March 27, 2014	/s/Robert E. Smith
Robert E. Smith
Vice President and Corporate Secretary

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Exhibit	Description of Item
23	Consent of Independent Registered Public Accounting Firm